AMERICAN INDEPENDENCE FINANCIAL SERVICES, LLC

335 MADISON AVE., MEZZANINE

NEW YORK, NY 10017

                                                            June 15, 2010

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       The American Independence Funds Trust

                        SEC File Numbers: 811-21757; 333-124214

Dear Mr. O’Connell:

               On behalf of the American Independence Funds Trust, we have filed a Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934.  Due to a change in control of American Independence Financial Services, LLC (the Adviser) and Security Global Investors (sub-adviser to the International Equity Fund) shareholders are being asked to approve a new Investment Advisory Agreement for each of the Funds and to approve a new Sub-advisory Agreement for the International Equity Fund.

            We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 646-747-3475 should you have any questions pertaining to this filing.

                                                                                                Very truly yours,

                                                                                                /s/ Theresa Donovan

                                                                                                Theresa Donovan

                                                                                                Sr. Director Compliance